Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Twelve Months ended November 30,				Eleven months ended November 30,		Twelve months ended December 31,
	2012		2011		2010		2009		2008
Fixed charges:
Interest expense on long-term indebtedness	$292,987		$280,046		$194,851		$142,846		$117,227
Interest portion of rent expense	16,137		14,774		12,061		14,193		14,595

Total Fixed charges	$309,124		$294,820		$206,912		$157,039		$131,822

Earnings:
Earnings before income taxes	$491,795		$419,334		$396,671		$507,747		$(888,160)
Total fixed charges	309,124		294,820		206,912		157,039		131,822

Total earnings before income taxes and fixed charges	$800,919		$714,154		$603,583		$664,786		$(756,338)

Ratio of Earnings to Fixed Charges(1)	2.6	x	2.4	x	2.9	x	4.2	x	— (2)

(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges . Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).
(2)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by approximately $756.3 million.